Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

Talking Points Delivered Before the San Jose City Council on June 5, 2018

Talking Points for Kevyn Mei/Sam Stivers—OE Local 3

•	My name is Kevyn Mei, I’m joined by my colleague Sam Stivers.

•	We’ve worked for San Jose Water Company for a combined [ ] years, and we have the honor of representing the 40 San Jose Water employees who are members of Operating Engineers Local 3.

•	In our jobs, we do [ ] to benefit San Jose Water’s customers and to ensure the strength and reliability of our water delivery system.

•	We’re proud of the work that we do to safely and consistently deliver high quality water service to the residents of San Jose.

•	We’re here to share our union’s support for the merger between our parent company, SJW Group, and Connecticut Water that has been approved by our parent company’s Board of Directors. As represented employees, we believe this merger presents the best possible option for job security for represented and non-represented employees.

•	We have been assured, in writing, that the combined company will honor our negotiated bargaining agreements, and maintain direct lines of communication between our bargaining unit and the management of San Jose Water.

•	We believe that this merger will allow us to continue to do our part in delivering water to the residents of San Jose, enable us to improve those services and feel secure in the commitments made to us by management.

•	We respectfully request that support the merger. Thank you.

Talking Points for Jeramiah Roma: UWUA Local 259

•	My name Jeramiah Roma, and I’ve worked at San Jose Water for [ ] years. I am a Distribution System Inspector and I help to keep our mains in good shape to ensure that the one million people we serve have reliable water 365 days a year.

•	I also proudly represent the 193 San Jose Water Employees who are part of the Utility Workers Union of America Local 259.

•	We are the men and women who repair and maintain our underground infrastructure, operate water treatment plants, pumps and wells, maintain fire hydrants, provide customer service by phone and in person, maintain maps and records, help new homes and businesses connect to the system, and collect water quality samples to ensure public health protection and a high quality of life for customers.

•	I’m also incredibly proud of the work we do on behalf of the City of San Jose’s Municipal Water System. We’re the men and women who have been helping to maintain and repair your municipal water infrastructure under contract to your City for many years.

•	I’m here today because we support our parent company’s merger with Connecticut Water, and so does our Board, and we’re asking you to do the same.

•	We believe this merger will allow us to continue to do the things we’re great at, and create opportunities for us to provide even better service for the people of San Jose.

•	Not only do we feel secure in the future of the company, but it’s important to us that they have committed to honor our negotiated bargaining agreements and maintain the open and effective communication we’ve all worked so hard to build.

•	This merger is an opportunity to do what’s best for San Jose, for us and the residents, and I urge you to support it. Thank you for your time.

Talking Points for Sharon Whaley: Non-represented Admin Employee

•	My name is Sharon Whaley and I am Water Resources and Outreach Specialist at San Jose Water.

•	I’m here to express support for the proposed merger, but also to express my concern about the hostile attempt to take our company over.

•	I love working for a company that I know impacts the lives of my community every day, and I am proud of the work that I do in service to our customers—that’s why I came back to San Jose Water after taking a break to raise my children.

•	As a non-represented employee of San Jose Water, I feel good about my role, the company and the proposed merger between our parent company, SJW Group and Connecticut Water. The entire purpose of the merger is to make San Jose Water better, stronger and more efficient. At the same time, management has made a commitment to job security for the entire workforce honoring their commitment to the people that have made this company successful for the last 152 years.

•	However, I have serious concerns about my job security with Cal Water’s proposal. They have promised to honor negotiated contracts, but that leaves non-represented employees like me with no guarantees. After more than 8 years of service, it seems unthinkable that I could be collateral damage to a Wall Street style takeover. Cal Water has made their intent to save money on the backs of non-represented employee’s a part of their cost savings pitch.

•	We are not interested in generous severance packages that come from the destruction of our company, instead we believe in working together to provide service to our customers and building on the strengths of our company to make us a better one in the future.

•	Approving this merger is an opportunity to enhance service, increase opportunity, and secure jobs. Please do not fall for the empty promises of Cal Water and instead let us work together to make this company stronger, better for the benefit of all of our customers.

Talking Points for Jayme Ackemann

•	My name is Jayme Ackemann and I am the Director of Communications at San Jose Water. While I am a rather new addition to the 152-year-old company, I have a tremendous amount of respect for the dedication and commitment this company and its employees have for their customers and I share that.

•	I want you to understand that we appreciate the concerns you have brought forward in this resolution. In my short time here, it is clear that our long relationship has been strained in recent years and this item reflects that.

•	There is no doubt that the drought has brought great challenges and put pressure on water rates across the state. We are not immune from that. In fact, it is one of the reasons we have chosen to embark on the merger.

•	I am here today to provide you some information regarding our merger and why we believe it is not only the best course to improve and strengthen our 152-year-old-company, but also why it is best for our customers, including the City of San Jose—who is also a partner through our contracts to maintain San Jose’s own water system.

•	After our merger, San Jose Water will be better capitalized and more able to meet the growing needs of our customers. Our buying power for goods and services will be stronger and our training programs will be more efficient. This scale can deliver real value for our customers, employees, communities, and the environment.

•	The newly merged company will be led by our parent company, SJW Group and our corporate headquarter will remain in San Jose, with the same staff from the top down. Most importantly, the company will remain San Jose Water.

•	We want you that we are committed to demonstrating why this merger is the best plan. To that end, we have already submitted information to the California Public Utilities Commission (CPUC) to help them evaluate the merger.

•	However, because our merger is at the parent company level and because it will not result in another entity assuming control of SJW, we are not required to seek CPUC review of our merger. Cal Water knows this well as there was no formal CPUC review of their last three acquisitions of out-of-state companies. It seems more than disingenuous that they are now asking you to ask for a CPUC review.

•	We are disappointed that our efforts to improve and strengthen our company have been abused by Cal Water in their hostile attempt to purchase our company with an inferior offer. In addition, we believe that the offer is too reliant on debt, which would affect Cal Water’s future investment capability and costs.

•	But we are committed to working with you to resolve whatever past grievances you have and restoring your faith in us as we build for the future. While we acknowledge the challenges and billing mistake made, we are laser focused on the efforts to address and correct them and hope that our 152-year history of service, our dedication to our community, and our long partnership would earn us the chance to restore your trust as we meet the challenges of our water future.

•	We hope to meet with each one of you in the coming weeks to walk through why the merger is the best path, why Cal Water is not a suitable partner and how we can rebuild trust as we work together to serve our communities water needs.

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the shareholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.